SPECIAL MEETING OF SHAREHOLDERS


A Special meeting of shareholders of the Latin America Fund
( the "Fund") was held at the offices of the Trust on March 20, 2000. Shareholders of the Fund were asked to approve a change in the Fund's fundamental investment policies with respect to diversification of its portfolio securities thereby reclassifying the Fund from a "diversified" fund to a "non-diversified" fund as those terms are defined under the Investment Company Act of 1940.
In the matter of approving the change to the Fund's fundamental investment policies, 241,216.506 shares voted in favor, 0 shares voted against and 0 shares abstained from voting.